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              U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            FORM 12B-25

                          Commission File Number 33-18089-A

                    NOTIFICATION OF LATE FILING

                           (CHECK ONE):

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ]
Form 10-Q
and Form 10-QSB  [ ] Form N-SAR

               For Period Ended:  DECEMBER 31, 1995

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
 For the Transition Period Ended:................................


          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
PLEASE
PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION



          Full Name of Registrant:    HICKORY LENDERS, LTD.
          Former Name if Applicable:
          Address of Principal Executive Office (Street and Number): One Belle Meade Place, 4400 Harding Road, Suite 500
          City, State and Zip Code:  Nashville, Tenneesse 37205




PART II--RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

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          [X] (a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

   Due to personal reasons the financial reporting manager could not accumulate the information necessary for the preparation of the Form 10-K for the above named partnership by the filing date.


PART IV--OTHER INFORMATION


          (1) Name and telephone number of person to contact  in
regard to this notification
        Mary Anne Collins                 (615)  292-1040
          (Name)                  (Area Code)  (Telephone Number)

          (2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities  Exchange  Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          HICKORY LENDERS, LTD.
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 1996               By: 222 Hickory, Ltd.
                                      General Partner

                                      By: 222 Partners, Inc.
                                          General Partner

                                        By: /s/ Michael A. Hartley
                                          ----------------------
                                           Michael A. Hartley
                                           Secretary/Treasurer